Exhibit (a)(1)(H)

Oscient Pharmaceuticals Contacts:

Christopher Taylor

781-398-2466

Sandra Schmidt Coombs

781-398-2310

For Immediate Release

Oscient Pharmaceuticals Announces Successful Completion of

Convertible Debt Exchange Offer

Waltham, Mass., November 24, 2008 – Oscient Pharmaceuticals Corporation (Nasdaq: OSCI) today announced the expiration and final results of its previously announced exchange offer for its outstanding 3.50% Convertible Senior Notes due 2011 (the “Existing Notes”). Approximately $213 million in aggregate principal amount, or 94.4% of the total outstanding amount of the Existing Notes was tendered and not withdrawn in the exchange offer which expired at 11:59 p.m., New York City time, on November 21, 2008.

As a result of the exchange offer, the Company will issue approximately $85 million in aggregate principal amount of new 12.50% Convertible Guaranteed Senior Notes due 2011 (the “New Notes”) and 21 million shares of the Company’s common stock.

The New Notes will be convertible into the Company’s common stock, at the option of the holder, at a conversion price of $1.10 per share. The New Notes will also be convertible at the option of the Company if the closing price of the common shares has exceeded 130% of the conversion price for at least 20 trading days during any consecutive 30 trading day period. The New Notes may be redeemed for cash at 100% of the principal amount, plus accrued and unpaid interest, by the Company starting on October 15, 2010.

The exchange offer is expected to close on November 25, 2008, subject to satisfaction of customary closing conditions.

Lazard Capital Markets LLC and MTS Securities, LLC served as the dealer managers for the exchange offer. The registration statement relating to these securities is available for free at the Securities and Exchange Commission’s website at http://www.sec.gov.

The exchange offer was made through the tender offer statement, registration statement (and the prospectus included therein), related letter of transmittal and other offering documents relating to the securities issuable in the exchange offer that have been filed with the Securities and Exchange Commission and are available for free at the Securities and Exchange

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Oscient Pharmaceuticals/ 1000 Winter Street Waltham MA 02451

t: 781.398.2300 f: 781.893.9535 www.oscient.com

Exchange Completion

November 24, 2008

Commission’s website at http://www.sec.gov. This news release shall not constitute an offer to exchange or sell or the solicitation of an offer to buy any securities nor shall there be any offer, exchange or sale of any securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Oscient Pharmaceuticals

Oscient Pharmaceuticals Corporation is a commercial-stage pharmaceutical company marketing two FDA-approved products in the United States: ANTARA® (fenofibrate) capsules, a cardiovascular product and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is indicated for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with diet. FACTIVE is approved for the treatment of acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. Oscient promotes ANTARA and FACTIVE through a national sales force calling on primary care physicians, cardiologists, endocrinologists and pulmonologists.

For important information regarding the safety and use of ANTARA and FACTIVE, please see the full prescribing information available at www.antararx.com and www.factive.com.

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